EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Years Ended November 30,
	2011	2010	2009	2008	2007
Earnings
Loss from continuing operations before income taxes	$(181,168)	$(76,368)	$(311,184)	$(967,931)	$(1,460,770)
Add:
Interest incurred	112,037	122,230	119,602	156,402	199,550
Amortization of premiums and discounts related to debt	2,150	2,149	1,586	2,062	2,478
Portion of rent expense considered to be interest	3,517	4,658	7,507	16,503	28,464
Amortization of previously capitalized interest	79,338	95,236	138,179	129,901	171,496
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	45,256	19,638	43,262	157,393	171,576
Deduct:
Interest capitalized	(62,833)	(53,923)	(67,839)	(143,436)	(186,560)

Income (loss) as adjusted	$(1,703)	$113,620	$(68,887)	$(649,106)	$(1,073,766)

Fixed charges
Interest incurred	$112,037	$122,230	$119,602	$156,402	$199,550
Amortization of premiums and discounts related to debt	2,150	2,149	1,586	2,062	2,478
Portion of rent expense considered to be interest	3,517	4,658	7,507	16,503	28,464

	$117,704	$129,037	$128,695	$174,967	$230,492

Ratio of earnings to fixed charges	—	—	—	—	—

Coverage deficiency (a)	$(119,407)	$(15,417)	$(197,582)	$(824,073)	$(1,304,258)

The ratios of earnings to fixed charges are computed on a consolidated basis excluding our French discontinued operations for the year ended November 30, 2007.

(a)	Earnings for the years ended November 30, 2011, 2010, 2009, 2008 and 2007 were insufficient to cover fixed charges for the periods by $119.4 million, $15.4 million, $197.6 million, $824.1 million and $1.30 billion, respectively.